UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                                  Woozyfly Inc.
             -------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, par value $0.01
             -------------------------------------------------------
                         (Title of Class of Securities)


                                    981139108
             -------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2008
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 981139108

1.    Names of Reporting Persons
      I.R.S. Identification Nos. of above persons (entities only)

      Adam Benowitz

2.    Check the Appropriate Box if a Member of a Group (See Instructions)

      (a) [ ]
      (b) [ ]

3.    SEC Use Only

4.    Citizenship or Place of Organization

      United States

NUMBER OF          5. SOLE VOTING POWER                                       0
SHARES
BENEFICIALLY       6. SHARED VOTING POWER                             1,259,280
OWNED BY EACH
REPORTING          7. SOLE DISPOSITIVE POWER                                  0
PERSON WITH:
                   8. SHARED DISPOSITIVE POWER                        1,259,280

9.    Aggregate Amount Beneficially Owned by Each Reporting Person

      1,259,280

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.   Percent of Class Represented by Amount in Row (9)

      6.8%

12.   Type of Reporting Person (See Instructions)

      IN

CUSIP No. 981139108

1.    Names of Reporting Persons
      I.R.S. Identification Nos. of above persons (entities only)

      Vision Capital Advisors, LLC (formerly known as Vision Opportunity Capital Management, LLC)

2.    Check the Appropriate Box if a Member of a Group (See Instructions)

      (a) [ ]
      (b) [ ]

3.    SEC Use Only

4.    Citizenship or Place of Organization

      Delaware

NUMBER OF          5. SOLE VOTING POWER                                       0
SHARES
BENEFICIALLY       6. SHARED VOTING POWER                             1,259,280
OWNED BY EACH
REPORTING          7. SOLE DISPOSITIVE POWER                                  0
PERSON WITH:
                   8. SHARED DISPOSITIVE POWER                        1,259,280

9.    Aggregate Amount Beneficially Owned by Each Reporting Person

      1,259,280

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.   Percent of Class Represented by Amount in Row (9)

      6.8%

12.   Type of Reporting Person (See Instructions)

      IA

CUSIP No. 981139108

1.    Names of Reporting Persons
      I.R.S. Identification Nos. of above persons (entities only)

      Vision Capital Advantage Fund, L.P.

2.    Check the Appropriate Box if a Member of a Group (See Instructions)

      (a) [ ]
      (b) [ ]

3.    SEC Use Only

4.    Citizenship or Place of Organization

      Delaware

NUMBER OF          5. SOLE VOTING POWER                                       0
SHARES
BENEFICIALLY       6. SHARED VOTING POWER                             1,259,280
OWNED BY EACH
REPORTING          7. SOLE DISPOSITIVE POWER                                  0
PERSON WITH:
                   8. SHARED DISPOSITIVE POWER                        1,259,280

9.    Aggregate Amount Beneficially Owned by Each Reporting Person

      1,259,280

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.   Percent of Class Represented by Amount in Row (9)

      6.8%

12.   Type of Reporting Person (See Instructions)

      PN

CUSIP No. 981139108

1.    Names of Reporting Persons
      I.R.S. Identification Nos. of above persons (entities only)

      VCAF GP, LLC

2.    Check the Appropriate Box if a Member of a Group (See Instructions)

      (a) [ ]
      (b) [ ]

3.    SEC Use Only

4.    Citizenship or Place of Organization

      Delaware

NUMBER OF          5. SOLE VOTING POWER                                       0
SHARES
BENEFICIALLY       6. SHARED VOTING POWER                             1,259,280
OWNED BY EACH
REPORTING          7. SOLE DISPOSITIVE POWER                                  0
PERSON WITH:
                   8. SHARED DISPOSITIVE POWER                        1,259,280

9.    Aggregate Amount Beneficially Owned by Each Reporting Person

      1,259,280

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.   Percent of Class Represented by Amount in Row (9)

      6.8%

12.   Type of Reporting Person (See Instructions)

      OO

Item 1.

(a)   The name of the issuer is Woozyfly Inc. (the "Issuer").

(b) The principal executive offices of the Issuer are located at 59 West 19th Street, 6th Floor, New York, NY 10011.

Item 2.

(a) This Statement is being filed by (i) Vision Capital Advantage Fund, L.P., a Delaware limited partnership ("VCAF"), (ii) Vision Capital Advisors, LLC, a Delaware limited liability company (formerly known as Vision Opportunity Capital Management, LLC) (the "Investment Manager"), (iii) Adam Benowitz, the Managing Member of the Investment Manager and (iv) VCAF GP, LLC, a Delaware limited liability company which serves as the general partner of VCAF ("VCAF GP" and together with all of the foregoing, collectively, the "Filers"). VCAF is a private investment vehicle engaged in investing and trading in a wide variety of securities and financial instruments for its own account. VCAF directly beneficially owns all of the shares reported in this Statement. Mr. Benowitz, the Investment Manager and VCAF GP may be deemed to share with VCAF voting and dispositive power with respect to such shares. Each Filer disclaims beneficial ownership with respect to any shares other than those beneficially owned directly by such Filer.

(b) The principal business office of each VCAF, VCAF GP, the Investment Manager and Mr. Benowitz is:

      20 West 55th Street, 5th Floor
      New York, New York 10019
      USA

(c)   For citizenship information see Item 4 of the cover page of each Filer.

(d) This Statement relates to the Common Stock, par value $0.01 per share, of the Issuer (the "Common Stock").

(e)   The CUSIP Number of the Common Stock is listed on the cover pages hereto.

Item 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or
(c), check whether the person filing is a:

(a)  [ ]  Broker or dealer registered under section 15 of the Act (15 U.S.C.
          78o).

(b)  [ ]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)  [ ]  Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C.
          78c).

(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)  [ ]  An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)  [ ]  Group, in accordance with 240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

As of December 31, 2008, VCAF (i) owned 397,734 shares of Common Stock, (ii) had the ability to acquire up to an additional 861,546 of Common Stock within 60 days through the exercise or conversion of derivative securities, and thus (iii) beneficially owned 1,259,280 shares of Common Stock, representing 6.8% of all of the outstanding shares of Common Stock.

The foregoing percentage is based on 17,610,672 shares of Common Stock outstanding as of October 1, 2008, as reported in the Issuer's Quarterly Report on Form 10-Q filed on November 18, 2008.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

(a)   Not applicable.

(b) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2009

                ADAM BENOWITZ
                VISION CAPITAL ADVISORS, LLC
                VCAF GP, LLC
                VISION CAPITAL ADVANTAGE FUND, L.P.

                By:  /s/ Adam Benowitz
                    -------------------------------------------------
                Adam Benowitz, for himself, as Managing Member of the Investment Manager and as Managing Member of VCAF GP (for itself and on behalf of VCAF)

                                  EXHIBIT INDEX

Exhibit No.    Document

    1              Joint Filing Agreement

                                    Exhibit 1

                             JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, par value $0.01 per share, of Woozyfly Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing. In evidence thereof, the undersigned hereby execute this Agreement.

Dated: February 10, 2009

                   ADAM BENOWITZ
                   VISION CAPITAL ADVISORS, LLC
                   VCAF GP, LLC
                   VISION CAPITAL ADVANTAGE FUND, L.P.

                   By:  /s/ Adam Benowitz
                       -------------------------------------------------
                   Adam Benowitz, for himself, as Managing Member of the Investment Manager and as Managing Member of VCAF GP (for itself and on behalf of VCAF)